Exhibit 4(e)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED

INCENTIVE DEFERRED COMPENSATION PLAN

Initially Effective

August 1, 1995,

Amended and Restated in its Entirety,

March 1, 2010

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY

AMENDED AND RESTATED

INCENTIVE DEFERRED COMPENSATION PLAN

(the “Plan”)

I

PURPOSE

State Auto Property & Casualty Insurance Company (the “Company”) is willing to provide as an incentive for those individuals to continue their relationship with the Company, the benefits certain key associates could otherwise earn under the State Auto Insurance Companies Retirement Savings Plan (fka the State Auto Insurance Companies Capital Accumulation Plan, the “Qualified Plan”) if certain federal law restrictions did not apply and to provide such individuals an opportunity to defer designated amounts of salary and bonuses. Only a select group of the Company’s management or highly compensated associates will be eligible to participate in this program. The Company’s goal is to retain and reward its key associates by helping them to accumulate benefits for retirement.

The Plan is the continuation of the State Auto Insurance Companies Incentive Deferred Compensation Plan effective August 1, 1995, which is being amended and restated in its entirety effective March 1, 2010, to (1) incorporate amendments made to the Plan subsequent to the Plan’s prior restatement effective March 1, 2001 and (2) reflect the addition of State Auto Financial Corporation stock as an investment option under the Plan.

The Plan provides for deferred compensation and as such, is subject to, and is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and related guidance provided thereunder. However, notwithstanding the foregoing, any amounts deferred, fully vested and in pay status under the Plan prior to December 31, 2004 (the “Grandfathered Amounts”) shall not be subject to Code Section 409A and shall be administered in compliance with the Plan’s terms as they existed on October 3, 2004. In addition, benefits commencing pay status between January 1, 2005 and December 31, 2008, shall be subject to Code Section 409A, but shall be paid according to the elections made, if any, under the applicable transition rules of Code Section 409A. All benefits payable on or after January 1, 2009 shall be subject to Code Section 409A and the terms of this Plan, as amended.

II

ELIGIBILITY

Selection of the Company’s associates eligible to participate in the Plan is within the sole discretion of the President, Chairman and C.E.O. of State Auto Property & Casualty Insurance Company (the “Chairman”). Only high income or key management associates are eligible for selection. If you fall into one of these groups and are chosen to participate in the Plan, you will receive enrollment materials which detail the requirements you must satisfy to be eligible to receive this additional retirement benefit from the Company. The Chairman will review and determine his selections each year. Thus, selection in one year does not automatically confer a right to participate in succeeding years.

III

INCENTIVE DEFERRED COMPENSATION ACCUMULATIONS

The benefits provided to participants under the Plan are paid from the Company’s general assets. The program is, therefore, considered to be an “unfunded” arrangement as amounts are not set aside or held by the Company in a trust, escrow, or similar account or fiduciary relationship on your behalf. Each participant’s right to benefits under the Plan are equivalent to the rights of any unsecured creditor of the Company. However, the Company may (a) open accounts with one or more investment companies selected by the Chairman, in his discretion, including from among those used as investment options under the Qualified Plan, (b) open accounts with one or more firms to hold common shares, without par value, of State Auto Financial Corporation, purchased in open market transactions (“STFC Shares”), and may invest funds subject to this Plan in such investment company account(s) or STFC Shares (collectively, the “investment options”) at their then current offering price. Each participant may be permitted to direct how the portion of the Company’s funds allocable to him or her is invested among the investment options if any such accounts are established; provided, however, that no participant may be permitted to invest more than 20% of his account in STFC Shares. The Company currently expects any such investment options to be similar to those available under the Qualified Plan, but it is not obligated to make these or any other particular investment options available or, if made available at any one time, to continue to make them available. The total number of STFC Shares that may be made available as an investment option under this Plan for the purpose of all participant accounts is 50,000. All investments shall at all times continue to be a part of the Company’s general assets for all purposes.

To measure the amount of the Company’s obligations to a participant in this program, the Company will maintain a bookkeeping record or account of each participant’s “Accumulations.” There are two basic components of each participant’s Accumulations:

First, to encourage each participant to invest in his or her own future, you may elect to defer the payment of a portion of your compensation and bonus to be earned during the balance of the current or next calendar year, as applicable, as a credit to your Accumulations. This source of Accumulations, adjusted for earnings or losses as described below, is known as the “Deferral Value”. You may defer: (a) a minimum of 1% and a maximum of 100% of your eligible base salary for the plan year; (b) a minimum of 1% and a maximum of 100% of your eligible bonus for the plan year; and (c) a minimum of 1% and a maximum of 100% of any award under the State Auto Financial Corporation Long-Term Incentive Plan (the “LTIP”), as earned and paid per the terms of the LTIP, if any. For purposes of the Plan, “eligible base salary” means your salary, but does not include other cash or noncash compensation, expense reimbursements or other benefits provided by the Company, other than your own salary deferrals into this Plan or the Qualified Plan and “eligible bonus” means any cash bonus amounts paid and received for the applicable plan year.

Second, the Company will also match your eligible base salary deferrals at the same rate and in the same manner that it is generally matching 401(k) deferrals under the Qualified Plan for the period in question. Any “caps” on the match under the Qualified Plan will also apply to this Plan, with the match under this Plan being offset by the match to the Qualified Plan to the extent duplicative. For example, at the present time under the Qualified Plan, the Company will match up to 6% of compensation at the rate of 100% on the first 1% of contributions plus 50% on contributions in excess of 1%, up to a maximum of 6%. Under this Plan, the Company will similarly match up to 6% of eligible base salary, as defined above, less amounts matched under the Qualified Plan. The amounts credited to your Accumulations on a matching basis, adjusted for earnings or losses as described below, are referred to as your “Matching Value.”

Earnings (or Losses): As long as you have a credit balance in your Accumulations, the Company will credit your Accumulations with earnings (or losses), if any, and determine the value of your Accumulations on a daily basis. The earnings (or losses) may either be credited on the basis of the earnings (or losses) allocable to your directed portion of the Company investment options, if any, or on the basis of a hypothetical earnings rate, as determined by the Company in its sole discretion from time to time. The Company also reserves the right to adjust the earnings (or losses) credited to your Accumulations and to determine the value of your Accumulations as of any date by adjusting such earnings (or losses) or such fair market value for the Company’s tax and other costs of providing this Plan.

Tax Consequences: These earnings may compensate for the postponement of the receipt of the Accumulations and give you the benefit of tax-deferred growth of the accumulating amounts, if any. Under current federal income tax rules, the amounts credited to your Accumulations, including earnings, will not be taxable income to you in the year they are credited to your account. You, or your beneficiaries in the event of your death, will generally be taxed on these amounts and the credited earnings, if any, only if and when benefits are actually paid to you. And any such amounts, when paid, will be taxable as ordinary income. Thus, this program provides the opportunity to defer income and the payment of income taxes.

Selection of Investment Options: In the event the Company makes any investment options available to participants, at such time each year as you elect to defer a portion of your compensation (the “Deferred Amount”), you will be given information regarding how you may direct the investment of such Deferred Amount among the available investment options. The Company may also provide information to participants how they may change their directions with respect to the allocation of their Deferred Amount among the investment options or reallocate their Accumulations among the investment options, from time to time.

The Company will invest a participant’s Deferred Amount in accordance with the participant’s directions as soon as practicable after the Company has deemed such amount to have been earned. All purchases by the Company of shares of investment companies will be at such shares’ current offering price, and purchases by the Company of STFC Shares will be made in the open market at their then current market value. The Company, however, reserves the right to delay or suspend its purchase of STFC Shares as it may deem necessary or appropriate to comply with all applicable securities laws, including the Securities Exchange Act of 1934, as amended. The Company may also periodically advise participants generally as to their reporting requirements and other possible limitations associated with directing a portion of their Deferral Amount or Accumulations to be invested in STFC Shares.

IV

BENEFITS

A.	Vesting

If you participate in the deferral portion of the Plan, your Deferral Value will always be 100% “vested”. This means you will always be entitled to receive benefits from this portion of your Accumulations.

The portion of your Accumulations derived from the Matching Value will not be vested until you complete five years of service for the Company. A “year of service” for this purpose means a period of 12 consecutive calendar months during which you were employed by the Company. Years of service are calculated from the date you were first hired as an associate by the Company, and anniversaries of that date.

In addition, you also become 100% vested in your Matching Value Accumulations upon the attainment of age 55, upon your death, or if you become totally disabled (as defined in Section D.3. below) prior to age 55 or other separation from service (as defined in Code Section 409A; provided, however, that “at least 80 percent” shall be used instead of the 50 percent standard as referenced in Treasury Regulations Section 1.409A-1(h)(3)) with the Company.

B.	Forfeiture of Benefits

If your employment with the Company terminates for any reason other than retirement at age 55 or beyond, death, or total disability (as defined in Section D.3. of the Plan) prior to the time you have completed five years of service, you will forfeit your rights to receive benefits under the Plan, except that you will still be entitled to receive benefits based on your Deferral Value.

C.	Deferral Elections

Within 30 days of when you first become eligible to participate in the Plan for your initial year of participation, you may elect to defer a portion of your compensation to be earned during the balance of the current calendar year, according to the process and procedures as determined by the Company. For subsequent years of participation, you must make your deferral election no later than the December 31 prior to each such year and you may elect to defer a portion of your compensation and/or bonus amounts to be earned during the next calendar year. In addition, you may make a deferral election to defer receipt of any LTIP award provided such election is made prior to the completion of one-half of the applicable performance period. For example, if you receive an LTIP award in January 2010, which will not be paid until 2013, if at all, you must make a deferral election for this award by June 30, 2011.

D.	Payment of Benefits

1.	Cash Payment Only. Any benefits payable to you under the Plan will be made solely in cash and not in the form of any other property or securities, including any shares of an investment company or STFC Shares that may be an investment option hereunder. Any investment options representing a participant’s Accumulations under the Plan are the sole and exclusive property of the Company. As a result, you will have no rights as a shareholder, including voting rights, with respect to the investment options representing your Accumulations.

2.	Retirement Benefits. Retirement benefits under the Plan will be paid upon the later of attainment of age 55 or your separation from service (as defined in Code Section 409A; provided, however, that “at least 80 percent” shall be used instead of the 50 percent standard as referenced in Treasury Regulations Section 1.409A-1(h)(3)). Retirement benefits will be paid as a monthly benefit payable for 60 or 120 months, per your distribution election; provided, however, that Grandfathered Amounts may be paid, per your election and subject to Section D.6. of Article IV of the Plan, in any alternative form available under the Plan. The amount of your benefit will equal the amount necessary to amortize your total Accumulations over the period of time corresponding to your distribution election (e.g., 60 or 120 months). The amount payable each month will either be based on an approximately equal amortization of principal plus actual earnings (or less actual losses) or an amortization based on an assumed interest rate declared by the Company from time to time during the period of distribution. You must give the Company at least 30 days’ advance written notice of your intention to retire and receive retirement benefits under the Plan and complete any administrative forms or procedures as determined by the Company.

3.	Disability Benefits. If you become totally disabled before satisfying the requirements for retirement benefits, you will be eligible to receive payment of any amounts credited to your Accumulations as a monthly benefit commencing after six months of total disability and payable for a period of 60 or 120 months, per your distribution election; provided, however, that Grandfathered Amounts will be paid for a period of 60 months unless another election is made pursuant to the provisions of Section D.6. of Article IV. The amount of the benefit will be determined in the same manner as retirement benefits. For this purpose, “totally disabled” or “total disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. It is up to the Company to determine whether you qualify as being totally disabled and the Company may require you to submit to periodic medical examinations to confirm that you are, and continue to be, totally disabled. If your disability ends, your disability benefit payments will stop. However, you could continue to qualify for benefits under another provision of the Plan.

4.	Death Benefits. In the event of your death while receiving benefit payments under the Plan, the Company will pay the beneficiary or beneficiaries designated by you any remaining payments due under the terms of the Plan using the same method of distribution in effect to you at the date of your death. In the event of death prior to beginning to receive benefits under the Plan, the Company will pay any vested benefits to your beneficiary or beneficiaries, beginning as soon as practicable after your death. In this case, benefits will be paid as a monthly benefit for a period of 60 or 120 months, per your distribution election; provided, however, that Grandfathered Amounts will be paid for a period of 60 months unless another election is made pursuant to the provisions of Section D.6. of Article IV. The Company will provide you with the form for designating your beneficiary or beneficiaries. If you fail to make a beneficiary designation, or if your designated beneficiary predeceases you or cannot be located, any death benefits will be paid to your estate.

5.	Other Termination of Service. If your service with the Company terminates for any reason other than retirement, death, or total disability, then your Accumulations will be paid to you in the same manner as your distribution election made for retirement benefits under Section D.2. above, and computed in the same manner as retirement benefits, beginning as soon as administratively practicable after your employment terminates. Grandfathered Amounts will be paid to you as a monthly benefit payable for 60 months unless another election is made pursuant to the provisions of Section D.6. of Article IV.

6.	Payment Alternatives. At the Company’s election, or upon your request, benefits may be paid in a lump sum or over a shorter or longer period of time than the 60 months generally called for, as described above. However, no request by you or your beneficiaries for a different payment method will be binding on the Company, and any accelerated or deferred payment of benefits shall be made only in the sole discretion of the Company. In addition, the Company may alter the payment method in effect from time to time in its discretion, for example, in order to avoid the loss of a deduction under Code Section 162(m). If the payment method is altered, the amount you or beneficiaries will receive will be computed under one of the alternative methods for determining payment amounts provided for under the normal form of distribution for your Accumulations, determined by the Company in its discretion. The provisions of this Section D.6. shall apply to Grandfathered Amounts only.

7.	Distribution Elections. You may elect the form of the distribution of your Accumulations that are not Grandfathered Amounts and which are payable under Sections D.2., D.3., and D.4. above. A different form of payment may be elected for deferrals made for each plan year for benefits to be paid under Section D.2. only. Distribution elections for benefits paid under Sections D.3. and D.4. shall apply to all Accumulations that are not Grandfathered Amounts. If no distribution election is made, then all Accumulations that are not Grandfathered Amounts shall be distributed in the form of 60 monthly installments.

Initial distribution elections shall be made when you initially enroll in the Plan or no later than December 31, 2008 for participants in the Plan as of that date. Thereafter, distribution elections shall be made during the annual deferral election period prior to the beginning of each plan year for the amounts to be deferred in that plan year or no later than the completion of one-half of the applicable performance period for any LTIP award.

After making your initial distribution election, you may change or modify your distribution election according to the following rules:

(a)	your distribution election is filed with the Company at least 12 months prior to the date of the first scheduled payment;

(b)	your distribution election is not effective until at least 12 months after the date on which the change is made;

(c)	your distribution election defers the first installment payment with respect to which such election is made for a period of not less than five years from the date such payment would otherwise have been made;

(d)	your distribution election does not accelerate payment of the deferred amount; and

(e)	your distribution election does not request other than 60 or 120 monthly installments (or a specified date certain distribution as provided below).

For purposes of the Plan, an election to receive benefits as 60 or 120 monthly installments shall be treated as the entitlement to a single payment as further described in Treas. Reg. Section 1.409A-2(b)(iii). You may not change a distribution election or distribution date in a manner that does not comply with Code Section 409A. If a distribution election is made or changed and a distribution is triggered before 12 months have elapsed, the distribution will be made in accordance with the distribution election in effect prior to the change.

8.	Specified Date Certain Elections. In addition to the distribution election options available under Section D.7. above, you may elect to receive a distribution of your Accumulations that are not

Grandfathered Amounts and which would otherwise be payable under Sections D.2. or D.5, in a single, lump sum distribution as of a specified date, regardless of whether your service with the Company has terminated. All other provisions of Section D.7 above regarding the timing of and changes to distribution elections shall apply.

E.	Exceptions to General Timing and Distribution Rules

1.	Specified Employee Delay. If you are a “specified employee” as defined in Code Section 409A and you are entitled to a benefit distribution under the Plan due to a separation from service, as defined in Code Section 409A (e.g., due to retirement or other termination, but not death or total disability), you may not receive a distribution under the Plan until a date that is at least six months after the date of your separation from service. Any amounts due to be paid during the six-month delay shall be accumulated and paid with the first payment made.

2.	Delay of Payment. A payment of benefits otherwise payable in accordance with the terms of the Plan or your payment election, as applicable, will be delayed to a date after the payment date under any of the following circumstances:

(a)	where the Company reasonably anticipates that its deduction with respect to such payment otherwise would be limited or eliminated by Code Section 162(m); provided, however, that payment will be made or commence at the earliest date at which the Company reasonably anticipates that the deduction of the payment of the amount will not be limited or eliminated by Code Section 162(m) or the calendar year in which you separate from service;

(b)	where the Company reasonably anticipates that making such payment will violate a term of a loan agreement or other similar contract to which the Company is a party, and such violation will cause material harm to the Company; provided, however, that payment will be made or commence at the earliest date at which the Company reasonably anticipates that the making of the payment will not cause material harm to the Company; or

(c)	where the Company reasonably anticipates that the making of such payment will violate federal securities laws or other applicable law within the meaning of Code Section 409A and the regulations thereunder; provided, however, that payment will be made or commence at the earliest date at which the Company reasonably anticipates that the making of the payment will not cause such violation.

V

MISCELLANEOUS PROVISIONS

A.	No Right to Company Assets

As explained previously, this Plan is an unfunded arrangement and the agreement that you will enter into with the Company does not create a trust of any kind or a fiduciary relationship between the Company and you, your designated beneficiaries or any other person. To the extent you, your designated beneficiaries, or any other person acquires a right to receive payments from the Company under the Plan, that right is no greater than the right of any unsecured general creditor of the Company.

B.	Modification or Revocation

Your participation in the Plan will continue in effect until all benefits are paid, even during any period of time when you are an “inactive” participant because you are not designated by the Company as eligible to accumulate additional benefits. However, this Plan may be amended, revoked or terminated at any time, in whole or in part, by the Company, in its sole discretion, subject to the requirements under Code Section 409A. Unless you agree otherwise, you will still be entitled to the benefit, if any, that you have earned through the date of any amendment or termination. Such benefits will be payable at the times and in the amounts provided for in the Plan and your election, if applicable, unless otherwise provided upon the Plan’s termination in accordance with Code Section 409A.

C.	Rights Preserved

Nothing in this Plan gives any associate the right to continued employment by the Company. The relationship between you and the Company shall continue to be “at will” and may be terminated at any time by the Company or you, with or without cause, except as may be specifically set forth in any separate written employment agreement between you and the Company.

D.	Controlling Documents

The Plan’s controlling documents consist of this Plan document and the corresponding enrollment materials, which are hereby incorporated by reference. The Company reserves the right to determine appropriate processes and procedures for the administration of the Plan, within its discretion, and in compliance with Code Section 409A, as applicable.